Exhibit 4.3

SUBSCRIPTION AGENT AGREEMENT

This Subscription Agent Agreement (this “Agreement”) is made as of [                    ], 2009 among Deltek, Inc., a Delaware corporation (the “Company”), Computershare Inc., a Delaware corporation (“Computershare”), and Computershare’s fully owned subsidiary, Computershare Trust Company, N.A., a national banking association (the “Trust Company” and, together with Computershare, the “Agent”). Capitalized terms not otherwise defined in this Agreement shall have the meanings given to them in the Subscription Rights Certificate (as defined below).

WHEREAS, the Company proposes to conduct a rights offering (the “Rights Offering”) by distributing and issuing to its stockholders non-transferable subscription rights (the “Rights”) to subscribe for and purchase shares of the Company’s common stock, par value $0.001 per share (the “Common Stock”);

WHEREAS, the Company has filed with the Securities and Exchange Commission a Registration Statement on Form S-3 (File No. 333-158388), as amended or supplemented (the “Registration Statement”), to register the Rights and the Common Stock to be issued upon the exercise of the Rights;

WHEREAS, the Registration Statement includes the Company’s prospectus, dated as of [                    ], 2009 (the “Prospectus”);

WHEREAS, the Agent serves as the transfer agent and registrar (the “Transfer Agent”) for the Company’s Common Stock; and

WHEREAS, the Company wishes the Agent to perform certain acts on behalf of the Company, and the Agent is willing to so act, in connection with the distribution and issuance of the Rights, as evidenced by the subscription rights certificates for the Rights (the “Subscription Rights Certificates”), and the exercise of the Rights by the Rights Holders (as defined below), all upon the terms and conditions set forth in this Agreement.

NOW, THEREFORE, in consideration of the foregoing and of the mutual agreements set forth in this Agreement, the parties agree as follows:

1.	Rights Offering.

The Company is distributing, at no charge, to the record holders of shares of its Common Stock (the “Record Date Stockholders” or the “Rights Holders”), as of 5:00 p.m., New York City time, on April 14, 2009 (such date and time, the “Record Date”), Rights to subscribe for and purchase shares of Common Stock. Each Record Date Stockholder is entitled to receive one Right for each share of Common Stock held by such Record Date Stockholder as of the Record Date. Each Right entitles the holder thereof to subscribe for 0.4522 shares of Common Stock (the “Basic Subscription Privilege”) at a subscription price of $3.00 per full share of Common Stock (the “Subscription Price”). Each Rights Holder

who exercises in full its Basic Subscription Privilege will be entitled to purchase (the “Over-Subscription Privilege”) any shares of Common Stock that have not been subscribed and paid for pursuant to the Basic Subscription Privilege (the “Unsubscribed Shares”) at the Subscription Price, subject to the availability of any Unsubscribed Shares and to the pro rata allotment, if applicable, of such Unsubscribed Shares as may be available among Record Date Stockholders who exercise the Over-Subscription Privilege. To the extent that sufficient Unsubscribed Shares are not available to honor all Over-Subscription Privilege requests, the Unsubscribed Shares will be allocated as described in the Prospectus. Except as set forth below, Rights shall cease to be exercisable at 5:00 p.m., New York City time, on [                    ], 2009, unless the Company extends the period for exercising the Rights (such date and time, including as it may be extended, the “Expiration Time”). The Company shall notify the Agents orally and confirm in writing any extension of the Expiration Time. The Rights Offering will be conducted in the manner and upon the terms and conditions set forth in the Prospectus, a final copy of which has been or, upon availability, will promptly be, delivered to the Agents.

2.	Appointment.

The Company appoints the Agent to act as subscription agent and distribution agent to effect the Rights Offering, including, in connection with the distribution of Subscription Rights Certificates and the issuance and exercise of the Rights, in accordance with the terms set forth in this Agreement and the Prospectus, and the Agent accepts such appointment.

3.	Delivery of Documents.

Enclosed with this Agreement are the following, the receipt of which the Agent acknowledges by its execution of this Agreement:

(a)	a copy of the Prospectus, attached to this Agreement as Annex A;
(b)	the form of Subscription Rights Certificate, attached to this Agreement as Annex B;
(c)	Form of Instructions for Use of Deltek Subscription Rights, attached to this Agreement as Annex C;
(d)	Form of Notice of Guaranteed Delivery, attached to this Agreement as Annex D;
(e)	Form of Letter to Stockholders who are Record Holders, attached to this Agreement as Annex E;
(f)	Form of Letter to Stockholders who are Beneficial Holders, attached to this Agreement as Annex F;
(g)	Form of Letter to Clients of Stockholders who are Beneficial Holders, attached to this Agreement as Annex G;
(h)	Form of Nominee Holder Certification Form, attached to this Agreement as Annex H;
(i)	Form of Beneficial Owner Election Form, attached to this Agreement as Annex I; and

(j)	Substitute Form W-9 for use with the Rights Offering, attached to this Agreement as Annex J (clauses (c) through (j), the “Subscription Documents”).

The Company also agrees to deliver to the Agent prior to the Expiration Time a reliance letter from Fried, Frank, Harris, Shriver & Jacobson LLP substantially in the form of Annex K hereto.

4.	Form and Execution of Subscription Rights Certificates.

Each Subscription Rights Certificate shall be irrevocable and non-transferable as set forth in the Prospectus. The Agent shall, in its capacity as Transfer Agent of the Company, maintain a register of Subscription Rights Certificates and the Rights Holders of record.

5.	Rights and Issuance of Subscription Rights Certificates.

5.1.    Each Subscription Rights Certificate shall evidence the Rights of the Rights Holder named in the Subscription Rights Certificate to purchase Common Stock upon the terms and conditions set forth in the Subscription Rights Certificate.

5.2.    Upon the written advice of the Company, signed by any of its duly authorized officers, as to the Record Date, the Agent shall, from a list of the Record Date Stockholders to be prepared by the Agent in its capacity as Transfer Agent of the Company, prepare and record Subscription Rights Certificates in the names of such Record Date Stockholders, setting forth the number of Rights to subscribe for shares of Common Stock calculated on the basis of one Right for each share of Common Stock recorded on the books in the name of each such Record Date Stockholder. Each Subscription Rights Certificate shall be dated as of the Record Date and shall be executed manually, electronically or by facsimile signature of a duly authorized officer of the Subscription Agent. No Subscription Rights Certificate shall be valid for any purpose unless so executed by the Agent.

5.3.    Upon the written advice of the Company, signed by any of its duly authorized officers, as to the effective date of the Registration Statement and instructing the Agent to distribute the Subscription Rights Certificates (except in the case of Foreign/Other Record Date Stockholders (as defined below)), the Agent shall:

(i) for Record Date Stockholders with record addresses in the United States, promptly countersign and deliver to such Record Date Stockholders by first class mail (without registration or insurance), the Subscription Rights Certificates, together with a copy of the Prospectus, instruction letter and any other Subscription Document or other documents as the Company deems necessary or appropriate; and

(ii) for Record Date Stockholders with record addresses outside the United States (including its territories and possessions and the District of Columbia)

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or that are an army post office address (an “A.P.O.”) or foreign post office address (an “F.P.O.”) (collectively, the “Foreign/Other Record Date Stockholders”), promptly countersign the Subscription Rights Certificate and deliver to such Record Date Stockholders by air mail (without registration or insurance) or by first class mail (without registration or insurance), a copy of the Prospectus, instruction letter and any other Subscription Document or other documents as the Company deems necessary or appropriate, but not Subscription Rights Certificates.

In the case of any Foreign/Other Record Date Stockholders for which Subscription Rights Certificates are not delivered by the Agent as set forth in clause (ii) of this Section 5.3, the Rights to which the Subscription Rights Certificates relate will be held by the Agent for such Foreign/Other Record Date Stockholders’ accounts until the Agent is notified by such Foreign/Other Record Date Stockholder and instructed to exercise such Rights. If the Agent is not notified by such Foreign/Other Record Date Stockholder by 11:00 a.m., New York City time, at least three business days prior to the Expiration Time, the Rights will expire on the Expiration Time.

5.4.    The Agent will perform its duties under this Agreement in accordance with the terms and provisions of the Fee and Service Schedule attached to this Agreement as Exhibit A, and shall act at all times in accordance with the description of the Rights Offering and the Agent’s duties set forth in this Agreement and in the Prospectus.

6.	Exercise.

6.1.    Rights Holders may exercise their Rights by forwarding to the Subscription Agent (by mail or delivery) as specified in the Prospectus either:

(a)(i) a Subscription Rights Certificate, completed and endorsed for exercise, as provided on the reverse side of the Subscription Rights Certificate and (ii) payment in U.S. dollars by check, bank draft or money order payable at par (without deduction for bank service charges or otherwise) to the order of “Computershare Trust Company, N.A. as Subscription Agent for Deltek” for an amount equal to the number of shares of Common Stock subscribed for pursuant to the Basic Subscription Privilege and the Over-Subscription Privilege multiplied by the Subscription Price (the “Subscription Payment”), or

(b)(i) the Subscription Payment for the number of shares of Common Stock subscribed for pursuant to the Basic Subscription Privilege and the Over-Subscription Privilege and (ii) a Notice of Guaranteed Delivery, substantially in the form of the Notice of Guaranteed Delivery delivered with the Subscription Rights Certificate (the “Notice of Guaranteed Delivery”), from a financial institution having an office or correspondent in the United States, or a member firm of any registered United States national securities exchange or of the Financial Industry Regulatory Authority, Inc. stating the certificate number of the Subscription Rights Certificate relating to the Rights, the name and address of the exercising Rights Holder, the number of Rights represented by the Subscription Rights Certificate held by such exercising Rights Holder, the number of shares of Common Stock being subscribed for pursuant to the Basic Subscription Privilege and the Over-Subscription Privilege and guaranteeing the delivery to the Subscription Agent of the Subscription Rights Certificate within three business days following the date of the Notice of Guaranteed Delivery. For purposes of this Agreement, “business day” means any day on which trading is conducted on the Nasdaq Global Select Market.

6.2.    Fractional shares of Common Stock to which Rights Holders exercising their Basic Subscription Privilege would otherwise be entitled pursuant to Section 6.1 above will not be issued in connection with the exercise of the Basic Subscription Privilege and will be rounded down to the next whole share of Common Stock.

6.3.     (a)    If there are any Unsubscribed Shares following the Guarantee Expiration Time (but in no event prior to the Expiration Time), the Subscription Agent shall, as soon as practicable following the Guarantee Expiration Time, but in no event later than 5:00 p.m., New York City time, on the first business day following the Guarantee Expiration Time, calculate the number of shares of Common Stock to which each Record Holder exercising the Over-Subscription Privilege shall purchase pursuant to such exercise and the amount overpaid, if any, by such Rights Holder. The Subscription Agent shall allot such shares to Rights Holders who have properly subscribed for such shares pursuant to the Over-Subscription Privilege on the terms and subject to the conditions set forth in the Prospectus, including as to pro-ration.

            (b)    The Subscription Agent shall advise the Company no later than 10:00 a.m. on the first business day following the completion of the allocation set forth in Section 6.3(a) above as to the total number of shares subscribed for and distributable and the amount overpaid, if any.

            (c)    Fractional shares of Common Stock to which Rights Holders exercising their Over-Subscription Privilege would otherwise be entitled pursuant to the allocation set forth in Section 6.3(a) above will not be issued in connection with the exercise of the Over-Subscription Privilege and will be rounded down to the next whole share of Common Stock.

6.4.    Rights may be exercised at any time after the date of issuance of the Subscription Rights Certificates but no later than the Expiration Time. For the purpose of determining the time of the exercise of any Rights, delivery of any materials to the Subscription Agent shall be deemed to occur when such materials are received at the Shareholder Services Division of the Subscription Agent specified in the Prospectus.

7.	Late Delivery.

If, prior to the Expiration Time, the Subscription Agent receives (i) the Subscription Payment and (ii) the Notice of Guaranteed Delivery, in each case as set forth in Section 6.1(b) above, then the Rights may be exercised even though the Subscription Rights Certificate was not delivered to the Agent prior to the Expiration Time; provided, however, that within three (3) business days following the date of the Notice of Guaranteed Delivery, the Subscription Agent receives the properly completed Subscription Rights Certificate evidencing the Rights being exercised, with signature guarantees if required. In no event shall Subscription Rights Certificates delivered pursuant to this Section 7 and Section 6.1(b) above be delivered more than three (3) business days following the Expiration Time (the “Guarantee Expiration Time”).

8.	Validity of Subscriptions.

Irregular, incomplete or unpaid subscriptions not otherwise covered by specific instructions in this Agreement shall be submitted to the General Counsel or the Associate General Counsel of the Company and handled in accordance with his or her instructions. Such instructions will be documented by the Agent indicating the instructing officer and the date of the instructions. The Company shall have the absolute right to reject any defective exercise of Rights or to waive any defect in exercise. Unless requested to do so by the Company, the Subscription Agent shall not be under any duty to give notification to Rights Holders of any defects or irregularities in subscriptions, including incomplete or unpaid subscriptions. Subscriptions will not be deemed to have been made until any such defects or irregularities, including incomplete or unpaid subscriptions, have been cured or waived by an appropriate officer of the Company. The Subscription Agent shall, as soon as practicable, return Subscription Rights Certificates and the associated Subscription Payment with defects or irregularities, including incomplete or unpaid subscriptions, which have not been cured or waived, to the Rights Holder.

9.	Delivery of Shares.

As soon as practicable after the Guarantee Expiration Time, but in no event more than five (5) business days following the Guarantee Expiration Time, the Subscription Agent will deliver to the Rights Holder’s registered address Statements of Holding reflecting those shares of Common Stock purchased pursuant to the Basic Subscription Privilege and, if applicable, those shares purchased pursuant to the exercise of the Over-Subscription Privilege.

10.	Holding Rights Offering Payments.

10.1.    All amounts received by the Subscription Agent from Rights Holders in respect of the exercise of Rights pursuant to the Basic Subscription Privilege and the Over-Subscription Privilege shall be held by the Subscription Agent, on behalf of the Company, in a segregated account (the “Account”). No interest shall accrue to the Company or shareholders on funds held in the Account pending disbursement in the manner described in Section 10.2 below.

10.2.    Computershare shall deliver all amounts received in respect of the exercise of Rights to the Company as promptly as practicable, but in no event later than five (5) business days after the Guarantee Expiration Time.

10.3.    The Company acknowledges that the bank accounts maintained by Computershare in connection with the services provided under this Agreement will be in Computershare’s name, in a segregated account held for the benefit of the Company and that Computershare may receive investment earnings in connection with the investment at Computershare’s risk and for its benefit of funds held in those accounts from time to time.

11.	Reports.

11.1.    The Subscription Agent shall notify the Company by electronic mail on or before the close of business on each business day during the period commencing on the date upon which Computershare receives the first subscription and ending on and including the Expiration Time (and in the case of guaranteed deliveries ending three business days after the Expiration Time, for the three business days after the Expiration Time) (a “Daily Notice”), which Daily Notice shall contain the following information (a) the names of all Rights Holders exercising Rights pursuant to the Basic Subscription Privilege and the Over-Subscription Privilege, (b) the total number of Rights exercised by each Rights Holder during the immediately preceding day pursuant to the Basic Subscription Privilege and the Over-Subscription Privilege, (c) the total number of Rights subject to guaranteed exercises during the immediately preceding day pursuant to the Basic Subscription Privilege, (d) the total number of Rights verified to be in proper form for exercise, rejected for exercise and being processed, and all payments received in connection with such exercise and (e) such other information as may be reasonably requested by the Company or its designee.

11.2.    Not later than 5:00 p.m., New York City time, on the first business day following the Expiration Time, the Subscription Agent shall certify in writing to the Company (a) the total number of Rights exercised by each Rights Holder pursuant to the Basic Subscription Privilege and the Over-Subscription Privilege and the total number of shares of Common Stock related to such exercise, (b) the total number of Rights subject to guaranteed exercises pursuant to the Basic Subscription Privilege, (c) the total number of Rights verified to be in proper form for exercise, rejected for exercise and being processed, and all payments received in connection therewith and (d) any such other information as may be reasonably requested by the Company or its designee.

11.3.    Not later than 10:00 a.m., New York City time, on the fifth business day following the Expiration Time, the Subscription Agent shall execute and deliver to the Company a certificate setting forth the number of Rights exercised pursuant to a Notice of Guaranteed Delivery and as to which Subscription Rights Certificates have been timely received.

11.4.    In addition to the information required to be provided to the Company pursuant to Sections 11.1, 11.2 and 11.3 above, the Subscription Agent Shall also maintain and update daily a listing of holders who have fully or partially exercised the Basic Subscription Privilege or have exercised the Over-Subscription Privilege, if applicable, and holders who have not exercised their Rights. The Subscription Agent shall provide the

Company or its designees with such information compiled by the Subscription Agent pursuant to this Section 11 upon any request by the Company or its designees.

12.	Loss or Mutilation.

If any Subscription Rights Certificate is lost, stolen, mutilated or destroyed, the Agent may, on such terms which will indemnify and protect the Company and the Agent as the Agent may in its reasonable discretion impose on the relevant Rights Holder (which shall, in the case of a mutilated Subscription Rights Certificate include the surrender and cancellation of the Subscription Rights Certificate), issue a new Subscription Rights Certificate to such Rights Holder of like denomination in substitution for the Subscription Rights Certificate so lost, stolen, mutilated or destroyed.

13.	Compensation for Services.

The Company agrees to pay to the Agent compensation for its services hereunder in accordance with its Fee and Service Schedule to act as Agent attached to this Agreement as Exhibit A. The Company further agrees that it will reimburse the Agent for its reasonable out-of-pocket expenses incurred in the performance of its duties; provided, however, that the Company shall not be required to reimburse the Agents for any expenses incurred which exceed $6,000 in the aggregate without its prior consent.

14.	Instructions.

With respect to any notice or instruction to be provided by the Company under this Agreement, the Agent shall be entitled to rely upon and act on any instructions or directions furnished to it by any one or more of the officers of the Company listed on the attached Exhibit B (an “Appropriate Officer”). Without limiting the generality of the foregoing or any other provision of this Agreement, the Agent, in connection with its duties hereunder, shall not be under any duty or obligation to inquire into the validity or invalidity or authority or lack of authority of any instruction or direction from an Appropriate Officer of the Company which conforms to the applicable requirements of this Agreement and which such Agent reasonably believes to be genuine.

15.	Indemnification and Limitation of Liability.

15.1.    The Company will indemnify the Agent and its respective partners, directors, officers, managers, employees, agents, attorneys and representatives against, and hold it harmless from, all liability and expense which may arise out of or in connection with the services described in this Agreement or the instructions or directions furnished to the Agent relating to this Agreement by an Authorized Officer of the Company; provided, however, that the Company shall not indemnify the Agent or its respective partners, directors, officers, managers, employees, agents, attorneys and representatives for any liability or expense which shall arise out of the negligence, bad faith or willful misconduct of the Agent or such

Agent’s affiliates, partners, directors, officers, managers, employees, agents, attorneys and representatives.

Promptly after the receipt by the Agent of notice of any demand or claim or the commencement of any action, suit, proceeding or investigation, arising out of or related to the performance of the Agent under this Agreement, the Agent shall, if a claim in respect thereof is to be made against the Company, notify the Company thereof in writing. The Company shall be entitled to participate at its own expense in the defense of any such demand, claim, action, suit, proceeding or investigation, and, if it so elects at any time after receipt of such notice, it may assume the defense of any suit brought to enforce any such claim or of any other legal action, suit, proceeding or investigation. For the purposes of this Section 15, the term “liability or expense” means any amount paid or payable to satisfy any claim, demand, action, suit or proceeding settled with the express written consent of the Agent and the Company, and all reasonable costs and expenses, including, but not limited to, reasonable counsel fees and disbursements, paid or incurred in investigating or defending against any such claim, demand, action, suit, proceeding or investigation.

15.2.    The Agent shall at all times act in good faith and agree to use its commercially reasonable efforts to ensure the accuracy of all services provided under this Agreement and shall indemnify and hold the Company and its subsidiaries and other affiliates and their respective partners, directors, officers, managers, employees, agents, attorneys and representatives (a “Company Indemnitee”) harmless from and against any and all losses, damages, costs, charges, counsel fees, payments, expenses and liability directly or indirectly arising out of or relating to the Agent’s (i) refusal or failure to comply, including any breach, with the terms of this Agreement, (ii) negligence, bad faith or willful misconduct or (iii) breach of any representation, warranty or covenant under this Agreement, unless finally determined by a court of competent jurisdiction that such losses have resulted from the negligence or willful misconduct of such Company Indemnitee; provided, however, that Agent’s aggregate liability during any term of this Agreement with respect to, arising from or arising in connection with this Agreement, or from all services provided or omitted to be provided under this Agreement, whether in contract, in tort, or otherwise, but not including a claim arising out of or relating to the Agent’s or its respective partners, directors, officers, managers, employees, agents, attorneys and representatives fraud or willful misconduct (for which this proviso shall not apply), is limited to, and shall not exceed the amounts paid under this Agreement by the Company to the Agent as compensation for its services in accordance with Section 13 of this Agreement, other than with respect to reimbursable expenses.

16.	Changes in Subscription Rights Certificate.

The Agent may, without the consent or concurrence of the Rights Holders in whose names Subscription Rights Certificates are registered, but with the prior written consent of the Company, by supplemental agreement or otherwise, make any changes or corrections in a Subscription Rights Certificate that it shall have been advised by counsel (who may be counsel for the Company) is appropriate to cure any ambiguity or to correct any defective or inconsistent provision or clerical omission or mistake or manifest error therein or herein contained, and which shall not be inconsistent with the provisions of the Subscription Rights Certificate, except insofar as any such change may confer additional rights upon the Rights Holders.

17.	Assignment/Delegation.

17.1.    Except as provided in Section 17.2 below, neither this Agreement nor any rights or obligations hereunder may be assigned or delegated by any party without the prior written consent of the other parties.

17.2.    The Agent may, without further consent on the part of the Company, subcontract with other subcontractors for systems, processing, telephone and mailing services, and post-exchange activities, as may be required from time to time; provided, however, that (i) the Agent shall be as fully responsible to the Company for the acts and omissions of any subcontractor in the same manner and to the same extent as it is for its own acts and omissions and (ii) no such subcontracting shall relieve the Agent of any of its obligations hereunder.

18.	Governing Law.

This Agreement shall be governed by and interpreted and construed in accordance with the laws of the State of New York, without regard to the conflicts of law provisions thereof to the extent such principles or rules would require or permit the application of the laws of another jurisdiction.

19.	Relationship/Third Party Beneficiaries.

This Agreement does not constitute an agreement for a partnership or joint venture between the Agent and the Company. The provisions of this Agreement are for the benefit only of the parties to this Agreement and no third party may seek to enforce, or benefit from, these provisions. The parties specifically disavow any desire or intention to create any third party beneficiary under this Agreement, and specifically declare that no person, except for the parties and their respective successors, shall have any right under this Agreement nor any right of enforcement of this Agreement. Neither party shall make any commitments with third parties that are binding on the other party without the other party’s prior written consent, and none of the employees, agents, representatives or contractors of the Agent shall be deemed to be employees of the Company or any of its affiliates.

20.	Consequential Damages.

Neither party to this Agreement shall be liable to the other party for any consequential, indirect, special or incidental damages under any provisions of this Agreement or for any consequential, indirect, penal, special or incidental damages arising out of any act or failure to act hereunder even if that party has been advised of or has foreseen the possibility of such damages.

21.	Force Majeure.

In the event that any party is unable to perform its obligations under the terms of this Agreement because of acts reasonably beyond such party’s control, including acts of God, strikes, terrorist acts or any other cause reasonably beyond such party’s control, such party shall not be liable for damages to the other for any damages resulting from such failure to perform or otherwise from such causes. Performance under this Agreement shall resume when the affected party is able to perform substantially all of such party’s duties under this Agreement.

22.	Severability.

If any provision of this Agreement shall be held invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired.

23.	Counterparts.

This Agreement may be executed in one or more counterparts (including by facsimile or electronic transmission), each of which shall be deemed an original and all of which together shall be considered one and the same agreement.

24.	Captions.

The captions and descriptive headings in this Agreement are for the convenience of the parties only. They do not in any way modify, amplify, alter or give full notice of the provisions hereof.

25.	Confidentiality.

The Agent and the Company agree that all books, records, information and data pertaining to the business of the other party which are exchanged or received pursuant to the negotiation or the carrying out of this Agreement including the fees for services set forth in the attached schedule shall remain confidential, and shall not be voluntarily disclosed to any other person, except as may be required by law.

26.	Term and Termination.

This Agreement shall remain in effect until the earlier of (a) ten (10) business days after the Expiration Time or (b) it is terminated by the Company, on the one hand, or the Agent with respect to the service provided by such Agent, on the other, upon a material breach of this Agreement by the other which remains uncured for 30 days after written notice of such breach has been provided to such other party. Upon termination of the Agreement, the Subscription Agent shall retain all canceled Subscription Certificates and related documentation as required by applicable law; all other documentation and information shall be promptly delivered to the Company.

27.	Notices.

Unless otherwise provided in this Agreement, all written reports, notices and other communications between the Agent, on the one hand, and the Company, on the other hand, required or permitted hereunder shall be delivered or mailed by first class mail, postage prepaid, facsimile or overnight courier guaranteeing next day delivery, addressed as follows:

If to the Company, to:

Deltek, Inc.

13880 Dulles Corner Lane

Herndon, VA 20171

Facsimile: (703) 880-0260

E-mail: davidschwiesow@deltek.com

Attn: David R. Schwiesow, Esq.

With a copy (which shall not constitute notice) to:

Fried, Frank, Harris, Shriver & Jacobson LLP

1001 Pennsylvania Avenue, NW

Washington, DC 20004

Facsimile: (202) 639-7003

E-mail: vasiliki.tsaganos@friedfrank.com

Attn: Vasiliki B. Tsaganos, Esq.

If to the Agent, to:

Computershare Trust Company, N.A.

c/o Computershare, Inc.

250 Royall Street

Canton, MA 02021

Attn: Reorganization Department

28.	Survival.

The provisions of Paragraphs 10, 14, 15 and 18-33 shall survive any termination, for any reason, of this Agreement.

29.	Entire Agreement.

This Agreement constitutes the entire understanding of the parties to this Agreement with respect to the transactions contemplated by this Agreement and supersedes all prior agreements and understandings between the parties relating to the subject matter hereof, whether oral or written.

30.	Amendment.

No term or provision of this Agreement may be amended, changed, altered or modified except by written instrument agreed upon and executed by each of the parties to this Agreement.

31.	Extension; Waiver.

At any time, the parties to this Agreement may, to the extent legally allowed, (a) extend the time for or waive the performance of any of the covenants, obligations or agreements of the other parties to this Agreement, (b) waive any inaccuracies or breaches in the representations and warranties contained in this Agreement or in any certificate delivered pursuant to this Agreement and/or (c) waive compliance with any of the conditions contained in this Agreement. Any agreement on the part of any of the parties to this Agreement to any such extension or waiver shall be valid only if set forth in a written agreement executed by the parties in accordance with Section 30 above. Any waiver of any term or condition shall not be construed as a waiver of any subsequent breach or a subsequent waiver of the same term or condition, or a waiver of any other term or condition, of this Agreement. The failure of any of the parties to this Agreement to assert any of its rights under this Agreement shall not constitute a waiver of such rights or any other rights.

32.	Jurisdiction.

Each of the parties to this Agreement irrevocably and unconditionally submits to the exclusive jurisdiction of the United States District Court for the Southern District of New York or, if such court does not have jurisdiction, the New York State Supreme Court in the Borough of Manhattan, in any action arising out of or relating to this Agreement, agrees that all claims in respect of the action may be heard and determined in any such court and agrees not to bring any action arising out of or relating to this Agreement in any other court. In any such action, each of the parties to this Agreement irrevocably and unconditionally waives and agrees not to assert by way of motion, as a defense or otherwise any claims that it is not subject to the jurisdiction of the above court, that such action is brought in an inconvenient forum or that the venue of such action is improper. Each of the parties to this Agreement also agrees that any final and nonappealable judgment against a party to this Agreement in connection with any action shall be conclusive and binding on such party and that such award or judgment may be enforced in any court of competent jurisdiction, either within or outside of the United States. A certified or exemplified copy of such award or judgment shall be conclusive evidence of the fact and amount of such award or judgment. Without limiting the foregoing, each party to this Agreement agrees that service of process on such party at the address provided in Section 26 shall be deemed effective service of process on such party.

33.	Further Assurances.

Each party to this Agreement agrees to use commercially reasonable efforts to execute any and all documents and to perform such other acts as may be necessary or expedient to further the purposes of this Agreement and the relations contemplated by this Agreement. Notwithstanding the foregoing, in the event that the Company requests that the Agent provide it with additional consulting or other services not provided for in this Agreement or in the Fee and Service Schedule attached to this Agreement as Exhibit A, the Company agrees that the Agent’s provision of such additional services shall be governed by the terms of a separate agreement to be entered into by the parties, and that the fees charged in connection with those additional services shall be those agreed upon by the Company and the Agent pursuant to such separate agreement.

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IN WITNESS WHEREOF, the parties to this Agreement have caused this Agreement to be executed by their respective officers, hereunto duly authorized, as of the day and year first above written.

DELTEK, INC.

By:
Name: Title:

COMPUTERSHARE TRUST COMPANY, N.A.

By:
Name: Title:

COMPUTERSHARE, INC.

By:
Name: Title: